Exhibit 99.1
STATS ChipPAC Reports Second Quarter 2010 Results
Singapore — 7/30/2010, United States — 7/30/2010 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced results for the second quarter 2010.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “We are pleased with our second quarter performance. Revenue for second quarter of 2010 increased by 35.7% to $435.3 million compared to the second quarter of 2009 and increased by 12.2% over the prior quarter. Our second quarter revenue reflected strong demand across all segments and was better than seasonal trend. As a result of higher savings from cost reduction effort and richer product mix, profitability for the quarter significantly improved over corresponding quarter a year ago.”
Net income for second quarter of 2010 was $37.3 million or $0.02 of net income per diluted ordinary share, compared to $2.2 million or $0.00 per diluted ordinary share in the second quarter of 2009 and net income of $27.5 million or $0.01 of net income per diluted ordinary share in the prior quarter.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “Our gross margin in the second quarter of 2010 was 21.5% compared to 15.1% in the second quarter of 2009 and 20.0% in the prior quarter. Operating margin for second quarter of 2010 was 12.9% of revenue compared to 4.7% in the second quarter of 2009 and 11.2% in the prior quarter. Capital spending in the second quarter of 2010 was $67.7 million or 15.5% of revenue compared to $32.4 million or 10.1% of revenue in the second quarter of 2009, as we continued investments in wafer level packaging and 300mm eWLB manufacturing capacity. We ended the second quarter of 2010 with cash, cash equivalent and marketable securities of $381.1 million and debt of $451.4 million, compared to $368.1 million and $458.0 million, respectively, as of the fourth quarter of 2009.”
The Company has today announced that it has commenced a cash tender offer and consent solicitation in respect of its $213.0 million of 6.75% Senior Notes due 2011 (“Existing Notes”) and is concurrently offering senior notes (“New Notes”) in a private placement in furtherance of its capital reduction plans, details of which are contained in a separate press release.
Forward-looking Statements
Certain statements in this release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; possible future application of push-down accounting;

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; customer credit risks; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; rescheduling or cancelling of customer orders; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases, the continued trading and listing of our ordinary shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”); and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 5, 2010. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.
Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our second quarter of 2010 ended on June 27, 2010, while our second quarter of 2009 and fiscal year 2009 ended on June 28, 2009 and December 27, 2009, respectively. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
No Offering of New Notes and No Offer to Purchase Existing Notes
This release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements. The Company has not registered and does not intend to register any part of the proposed offering of New Notes in the United States. This release also does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Existing Notes.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 867 9859
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 28,	June 27,	June 28,	June 27,
	2009	2010	2009	2010
Net revenues	$320,690	$435,320	$541,183	$823,267
Cost of revenues	(272,289)	(341,726)	(494,952)	(651,996)

Gross profit	48,401	93,594	46,231	171,271
Operating expenses:
Selling, general and administrative	23,506	25,390	44,113	47,973
Research and development	9,771	12,254	17,396	23,792
Restructuring charges	—	—	12,933	—

Total operating expenses	33,277	37,644	74,442	71,765

Operating income (loss)	15,124	55,950	(28,211)	99,506
Other income (expenses), net	(12,532)	(7,672)	(21,165)	(15,536)

Income (loss) before income taxes	2,592	48,278	(49,376)	83,970
Income tax expense	(362)	(8,882)	(782)	(15,865)

Net income (loss)	2,230	39,396	(50,158)	68,105
Less: Net (income) loss attributable to the noncontrolling interest	(7)	(2,064)	1,314	(3,323)

Net income (loss) attributable to STATS ChipPAC Ltd.	$2,223	$37,332	$(48,844)	$64,782

Net income (loss) per ordinary share attributable to STATS ChipPAC Ltd.:
Basic	$0.00	$0.02	$(0.02)	$0.03
Diluted	$0.00	$0.02	$(0.02)	$0.03

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	2,202,218	2,202,218	2,202,218	2,202,218
Diluted	2,202,223	2,202,240	2,202,218	2,202,239

Key Ratios and Information:
Gross Margin	15.1%	21.5%	8.5%	20.8%
Operating Expenses as a % of Revenue	10.4%	8.6%	13.7%	8.7%
Operating Margin	4.7%	12.9%	(5.2)%	12.1%
Depreciation & Amortization, including Amortization of Debt Issuance Costs	$67,324	$69,365	$133,979	$137,180
Capital Expenditures	$32,350	$67,650	$41,843	$167,037

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 27,	June 27,
	2009	2010
		(Unaudited)
ASSETS

Current assets:
Cash, cash equivalents and marketable securities	$351,195	$364,216
Accounts receivable, net	208,766	255,420
Inventories	61,859	65,836
Other current assets *	52,215	49,012

Total current assets	674,035	734,484

Marketable securities	16,929	16,849
Property, plant and equipment, net	1,115,497	1,150,227
Investment in equity investee	7,743	8,013
Goodwill and intangible assets	591,125	590,856
Other non-current assets *	21,611	25,319

Total assets	$2,426,940	$2,525,748

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$182,704	$213,083
Other current liabilities	103,394	104,836
Short-term debts	224,786	77,155

Total current liabilities	510,884	395,074
Long-term debts	233,181	374,254
Other non-current liabilities	59,329	65,847

Total liabilities	803,394	835,175

STATS ChipPAC Ltd. shareholders’ equity	1,564,669	1,629,702

Noncontrolling interest	58,877	60,871

Total liabilities and equity	$2,426,940	$2,525,748

*	Includes $0.4 million of non-current restricted cash as of December 27, 2009, and $0.03 million of current restricted cash and $0.4 million of non-current restricted cash as of June 27, 2010.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	2Q 2009	1Q 2010	2Q 2010
Net Revenues by Product Line
Packaging — laminate	58.5%	55.5%	55.6%
Packaging — leaded	14.7%	15.3%	15.3%
Test	23.0%	22.2%	20.5%
Wafer level processing and other services	3.8%	7.0%	8.6%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	53.3%	52.3%	51.5%
Personal Computers	17.5%	15.4%	16.1%
Consumer, Multi-applications and Others	29.2%	32.3%	32.4%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	76.2%	61.5%	56.7%
Europe	3.9%	12.8%	14.4%
Asia	19.9%	25.7%	28.9%

	100.0%	100.0%	100.0%

Number of Testers	962	929	940
Number of Wirebonders	4,596	4,538	4,456

Overall Equipment Utilization Rate	51%	63%	67%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com